UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition year from              to
Commission File No. 1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brinker International
6820 LBJ Freeway
Dallas, Texas 75240

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule* - Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year) - December 31, 2014	10

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

Exhibit 99 - Certification by Virginia Nisbet, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	13

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Brinker International 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Dallas, Texas
May 21, 2015

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investments – at fair value (Note 3):
Money market	$8,881,423	$9,348,293
Mutual funds	171,003,479	158,682,825
Brinker common stock fund	31,983,918	25,836,061
	211,868,820	193,867,179
Receivables:
Employer contributions	503,729	239,558
Participants’ contributions	399,662	224,583
Notes receivable from participants	9,560,664	8,975,911
	10,464,055	9,440,052
Net assets available for benefits	$222,332,875	$203,307,231
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Contributions:
Participants	$14,123,914	$13,185,612
Rollovers	1,123,824	678,478
Employer	7,924,668	7,269,682
	23,172,406	21,133,772
Investment income:
Net appreciation in fair value of investments	2,712,722	33,434,360
Interest and dividends	12,908,105	7,352,364
	15,620,827	40,786,724
Interest on notes receivable from participants	380,271	338,652
Total additions	39,173,504	62,259,148
Deductions:
Benefits paid to participants	20,147,860	19,880,441
Net increase	19,025,644	42,378,707
Net assets available for benefits at beginning of year	203,307,231	160,928,524
Net assets available for benefits at end of year	$222,332,875	$203,307,231
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

December 31, 2014 and 2013
1. DESCRIPTION OF THE PLAN
The following description of the Brinker International (“Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General
The Company originally adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. The Plan was most recently amended and restated in its entirety effective December 1, 2014, primarily for the purpose of incorporating previous Plan amendments and implementing an updated Plan Document. Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.
The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).
Contributions
An employee may become a participant on the first of the month following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.
The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).
Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.
Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

Participants’ Accounts
Participant and Company matching contributions are invested in accordance with participants’ elections in the following funds:

Fund Options	Primarily invests in:

Fidelity Retirement Money Market Portfolio	Money market funds

PIMCO Total Return Fund	Intermediate-term mortgage, corporate, government and foreign bonds

Vanguard Inflation Protected Securities Fund	Intermediate-term government bonds

American Beacon Large Cap Value Fund	Equities of large-cap domestic companies

Fidelity Contrafund	Equities of domestic and foreign companies

American Funds EuroPacific Growth Fund	Equities of foreign companies

Neuberger Berman Genesis Fund	Equities of mid-cap companies

Buffalo Small Cap Fund	Equities of small-cap domestic companies

Spartan 500 Index Fund	Equities of companies included in the S&P 500 Index

Spartan Extended Market Index Fund	Equities of companies included in the Dow Jones U.S. Completion Total Stock Market Index

Fidelity Freedom Funds	Fidelity equity, fixed-income and short-term mutual funds

Dreyfus/The Boston Company Small Cap Value Fund	Equities of small-cap domestic companies

Brinker Common Stock Fund	Brinker common stock and short-term investments

Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.
Vesting
Participants are immediately vested in both employee and employer matching contributions and the earnings thereon.
Forfeited Accounts
Forfeited account balances are used to reduce Company matching contributions. Forfeited accounts for the years ended December 31, 2014 and 2013 were not significant.
Payment of Benefits
Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment or a direct rollover into an Individual Retirement Account or another qualified plan.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2015 through 2029 as of December 31, 2014. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 9.25% during 2014 and 2013. Principal and interest payments are made through bi-weekly payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses
The Company pays all administrative expenses related to the Plan for actively employed participants, except for transactional fees related to participant-directed actions on their account which are paid by the participant. Non-employee participants are responsible for the annual administration fees for their accounts.
Investment Valuation and Income Recognition
The Plan’s money market funds, mutual funds and Company common stock are stated at fair value using quoted market prices. (See Note 3 for additional disclosures).
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.
Payment of Benefits
Benefits are recorded when paid.
Contributions
Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 – observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•
Level 2 – observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•
Level 3 – inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The methodologies used to measure the fair value of each major category of assets and liabilities are as follows:

•	Money Market funds are valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•
Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

These methodologies were consistently applied as of December 31, 2014 and 2013.

The following table presents the fair value of financial instruments as of December 31, 2014 and 2013 by type of asset. The Plan has no assets or liabilities that are classified as Level 2 or Level 3 as of December 31, 2014 and 2013.

	2014	2013
Money market	$8,881,423	$9,348,293
Mutual funds:
Mid/Large cap stocks	126,222,286	112,385,772
Fixed income	16,104,447	15,532,958
International stocks	15,328,322	16,015,714
Small cap stocks	13,348,424	14,748,381
Total mutual funds	171,003,479	158,682,825
Brinker common stock fund	31,983,918	25,836,061
Total investments at fair value	$211,868,820	$193,867,179

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

4. INVESTMENTS
Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 were as follows:

	2014	2013
Investments at fair value:
Brinker Common Stock Fund	$31,983,918	$25,836,061
Fidelity Contrafund	30,766,144	29,012,074
American Funds EuroPacific Growth Fund	15,328,322	16,015,714
Neuberger Berman Genesis Fund	15,321,882	17,036,508
Spartan 500 Index Fund	14,558,816	11,799,976
American Beacon Large Cap Value Fund	12,193,271	11,187,760
PIMCO Total Return Fund	12,118,658	11,813,801
Appreciation/(Depreciation) (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2014	2013
Mutual funds	$(4,192,776)	$24,538,465
Brinker common stock fund	6,905,498	8,895,895
	$2,712,722	$33,434,360
5. RELATED-PARTY TRANSACTIONS
Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

6. CONCENTRATION
At December 31, 2014 and 2013, the Brinker Common Stock Fund approximated $32.0 million and $25.8 million, respectively, and represented approximately 15.1% and 13.3%, respectively, of the Plan’s total investments at fair value.
7. PLAN TERMINATION
Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.
8. INCOME TAX STATUS
In December 2011, the Plan adopted a volume submitter plan document. The sponsor of the volume submitter plan document has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the underlying volume submitter document is qualified under Section 401 of the IRC and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

9. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. We further caution that it is not possible to see all such factors, and you should not consider the identified factors as a complete list of all risks and uncertainties.
10. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through May 21, 2015, the date the financial statements were available for issuance.

EIN: 75-2354902
PLAN # 001
BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a) (b)	(c)	(d)
Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Market Value

Money market:
* Fidelity Retirement Money Market Portfolio	8,881,423 shares	$8,881,423
Mutual funds:
* Fidelity Contrafund	314,261 shares	30,766,144
American Funds EuroPacific Growth Fund	325,511 shares	15,328,322
Neuberger Berman Genesis Fund	258,641 shares	15,321,882
* Spartan 500 Index Fund	199,819 shares	14,558,816
American Beacon Large Cap Value Fund	418,725 shares	12,193,271
PIMCO Total Return Fund	1,136,835 shares	12,118,658
* Fidelity Freedom 2040 Fund	707,830 shares	11,077,539
* Fidelity Freedom 2035 Fund	587,574 shares	9,172,029
* Fidelity Freedom 2025 Fund	518,079 shares	7,698,652
* Fidelity Freedom 2030 Fund	488,661 shares	7,412,988
Buffalo Small Cap Fund	218,088 shares	6,893,759
Dreyfus/The Boston Company Small Cap Value Fund	268,051 shares	6,454,665
* Fidelity Freedom 2045 Fund	339,031 shares	5,444,840
* Fidelity Freedom 2050 Fund	263,452 shares	4,260,014
* Fidelity Freedom 2020 Fund	293,874 shares	4,184,768
* Spartan Extended Market Index Fund	38,112 shares	2,103,043
Vanguard Inflation Protected Securities Fund	54,835 shares	1,418,585
* Fidelity Freedom 2010 Fund	93,059 shares	1,228,373
* Fidelity Freedom 2015 Fund	84,937 shares	1,155,148
* Fidelity Freedom Income Fund	85,702 shares	1,014,708
* Fidelity Freedom 2055 Fund	73,374 shares	873,152
* Fidelity Freedom 2005 Fund	24,990 shares	324,123
		171,003,479
* Brinker Common Stock Fund	548,374 shares	31,983,918
* Participant Loans	Interest rates from 4.25% to 9.25% and maturity dates from 2015 through 2029	9,560,664
Total		$221,429,484

*	Party-in-interest
Cost column not required – participant directed
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC. 401(k) SAVINGS PLAN AND TRUST

Date:	May 21, 2015	By:	/s/ Virginia Nisbet
Virginia Nisbet,
Plan Administrator